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August 13, 2019 VIA EDGAR	vedderprice.com Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn:    Valerie Lithotomos, Esq.

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 130 under the Securities Act of 1933 and Amendment No. 131 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2019 with respect to Post-Effective Amendment No. 130 to the Registrant’s registration statement on Form N-1A filed on June 27, 2019 (the “Amendment”) for the purpose of registering an unlimited number of shares of beneficial interest, no par value, of the William Blair Small-Mid Cap Core Fund (the “Fund”). Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Amendment.

Pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, the Amendment is scheduled to become effective on September 10, 2019 (the “Effective Date”). As discussed, the Registrant intends to request acceleration of the Effective Date and therefore plans to file a Post-Effective Amendment to its registration statement, which will include the revisions in response to staff comments described below, during the week of August 19, 2019.

Prospectus

Comment (1)    The staff requests that the Registrant provide the Fund’s completed fee and expense table and expense examples in the summary section of the prospectus prior to the Effective Date.

Response:    The Fund’s completed fee and expense table and expense examples are set forth below:

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U.S. Securities and Exchange Commission

August 13, 2019

FEES AND EXPENSES: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):

	Class I	Class R6

Maximum Sales Charge (Load) Imposed on Purchases	None	None
Redemption Fee	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Class I	Class R6

Management Fee	0.90%	0.90%
Distribution (Rule 12b-l) Fee	None	None
Other Expenses*	0.21%	0.06%

Total Annual Fund Operating Expenses	1.11%	0.96%
Fee Waiver and/or Expense Reimbursement**	0.16%	0.06%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.95%	0.90%

*	The Fund commenced operations on or about [August 30], 2019. Other Expenses are based on estimated amounts for the current fiscal period.
**

William Blair Investment Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund to waive fees and/or reimburse expenses in order to limit the Fund’s operating expenses (excluding interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) to 0.95% and 0.90% of average daily net assets for Class I and Class R6 shares until April 30, 2021. The Adviser may not terminate this contractual agreement prior to April 30, 2021 without the approval of the Fund’s Board of Trustees. The Adviser is entitled to recoupment for a period of three years subsequent to the Fund’s commencement of operations for previously waived fees and reimbursed expenses to the extent that such recoupment does not cause the annual Fund operating expenses (after the recoupment is taken into account) to exceed both (1) the expense limit in place when such amounts were waived or reimbursed and (2) the Fund’s current expense limitation.

Example: This example is intended to help you compare the cost of investing in shares of the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The figures reflect the expense limitation for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class I	$97	$320
Class R6	$92	$294

Comment (2)    The staff notes that the Fund’s fee and expense table in the summary section of the prospectus indicates that shareholders will not incur “Distribution (Rule 12b-1) Fees.” If a plan pursuant to Rule 12b-1 under the 1940 Act is not anticipated with respect to any of the Fund’s shares classes please consider removing the “Distribution (Rule 12b-1) Fees” line item from the fee and expense table.

Response:    The Registrant has determined to leave the “Distribution (Rule 12b-1) Fees” line item unchanged in order to maintain consistency with the fees and expenses tables in the prospectuses of the Registrant’s other series, which offer a class of shares subject to Distribution (Rule 12b-1) Fees.

Comment (3)    Please revise the footnote to the Fund’s fee and expense table in the summary section of the prospectus regarding contractual fee waivers and/or expense reimbursements to specify the exact end date of the contractual arrangement.

Response:    As noted above, the Registrant will revise the footnote to state that the contractual fee waivers and/or expense reimbursements will remain in effect until April 30, 2021.

U.S. Securities and Exchange Commission

August 13, 2019

Comment (4)    The staff notes the following statement in the Principal Investment Strategies in the summary section of the prospectus: “The Fund invests primarily in a diversified portfolio of equity securities, including common stocks and other forms of equity investments (e.g., securities convertible into common stocks) of small cap and mid cap U.S. companies that the Adviser deems to be of high quality but undervalued by the marketplace.” Please disclose any other forms of equity investments in which the Fund will invest as part of its principal investment strategy.

Response:    The Fund does not expect to principally invest in any other forms of equity investments. Accordingly, the Registrant will revise the referenced portion of the Principal Investment Strategies substantially in the form indicated below:

“The Fund invests ~~primarily~~ in a diversified portfolio of equity securities, ~~including~~ primarily common stocks, ~~and other forms of equity investments (e.g., securities convertible into common stocks)~~ of small cap and mid cap U.S. companies that the Adviser deems to be of high quality but undervalued by the marketplace.”

Comment (5)    The staff notes the following statement in the Principal Investment Strategies in the summary section of the prospectus: “To a limited extent, the Fund may also purchase stocks of companies with business characteristics similar to small cap and mid cap companies, but that may have market capitalizations above the market capitalization of the largest member of the Russell Midcap® Index.” Please state supplementally whether or not investments made pursuant to this policy are considered as part of the fulfillment of the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in stocks of small cap and mid cap companies.

Response:    The Registrant confirms that investments in “stocks of companies with business characteristics similar to small cap and mid cap companies, but that may have market capitalizations above the market capitalization of the largest member of the Russell Midcap® Index” are not considered for purposes of the 80% investment policy.

Comment (6)    Regarding the Registrant’s disclosure of “Smaller Company Risk,” please clarify whether or not this risk disclosure corresponds to the Fund’s principal strategy of investing in both small cap and mid cap companies.

Response:    The Registrant will revise the disclosure as follows:

Small~~er~~ and Mid Cap Company Risk. Stocks of small~~er~~ and mid cap companies involve greater risk than those of larger, more established companies. This is because small~~er~~ and mid cap companies may be in earlier stages of development, may be dependent on a small number of products or services, may lack substantial capital reserves and/or do not have proven track records. Small and mid cap companies may be traded in low volumes. This can increase volatility and increase the risk that the Fund will not be able to sell a security on short notice at a reasonable price. The securities of small and mid cap companies may be more volatile and less liquid than securities of large capitalized companies.

U.S. Securities and Exchange Commission

August 13, 2019

Comment (7)    Regarding the disclosure of “Liquidity Risk,” please confirm supplementally that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response:    The Registrant confirms that the Fund will not invest more than 15% of its net assets in illiquid securities. The Fund has a non-fundamental investment restriction disclosed in the Statement of Additional Information which provides that the Fund may not “Invest in illiquid securities if, as a result of such investment, more than 15% of its net assets would be invested in illiquid securities.”

Comment (8)    If the Fund’s portfolio holdings will be disclosed on its website, disclose the web address where the Fund’s portfolio holdings may be reviewed.

Response:    The Fund’s portfolio holdings will be disclosed on the following website: https://www.williamblairfunds.com/investor_services/fund_literature.fs. The “Disclosure of Portfolio Holdings” section of the prospectus will be revised accordingly.

Comment (9)    Regarding the Fund’s disclosure of similarly managed account performance, please confirm supplementally that applying the Fund’s expenses to the performance of the SMID Core Composite would not result in higher performance than if the actual expenses of the composite were applied to the composite’s performance.

Response:    The Registrant confirms that applying the Fund’s Class I and Class R6 “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement,” as included in the “Annual Fund Operating Expenses” in the summary section of the prospectus, to the composite’s performance would not result in higher performance than if the actual expenses of the composite were applied.

Comment (10)    Regarding the Fund’s disclosure of similarly managed account performance, please provide the completed performance table prior to the Effective Date. Please also confirm that composite performance will be provided for one-, five-, and ten-year periods, or since inception, as applicable.

Response:    The Registrant will provide the completed composite performance table substantially in the form set forth below. The Registrant also confirms that the inception date of the composite performance is June 1, 2017 and that performance will be provided for the one-year and since-inception periods ended June 30, 2019.

U.S. Securities and Exchange Commission

August 13, 2019

Average Annual Total Returns For the Periods Ended June 30, 2019	1 Year	Since Inception (June 1, 2017)

SMID Core Composite
Net of Fees—Class I*	4.36%	10.74%
Net of Fees—Class R6*	4.41%	10.79%
Gross of Fees	5.35%	11.79%
Russell 2500 Index** (reflects no deductions for fees, expenses or taxes)	1.77%	9.69%

*

The performance information is net of the Fund’s Class I and Class R6 “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” as included in the “Annual Fund Operating Expenses” table on p. 1 of this prospectus.

**	The Russell 2500® Index measures the performance of the 2500 companies with the lowest market capitalizations in the Russell 3000® Index.

Comment (11)    Please confirm supplementally that the Fund’s investment adviser has records to support the returns of the SMID Core Composite that are disclosed.

Response:    The Registrant confirms that the Fund’s investment adviser has records to support the returns of the SMID Core Composite, as the investment adviser has managed the composite since its inception.

Comment (12)    If the Fund discloses that composite performance figures have been examined or verified by an independent reviewer, file a written consent from the reviewer with the Fund’s registration statement.

Response:    The Registrant will remove references to the reviewer of the Fund’s composite performance figures.

Comment (13)    Please disclose additional detail regarding how the Fund’s redemptions in kind will be paid (e.g., a pro rata distribution of the Fund’s holdings or distribution of a basket of securities that is representative of the Fund’s portfolio holdings).

Response:    The Registrant will add the following disclosure to the paragraph of the Fund’s prospectus titled “Redemptions In Kind”:

In making a redemption payment “in kind,” the Fund will typically distribute a pro rata portion of all securities or other financial assets, subject to certain exclusions approved by the Board of Trustees. Shareholders will receive cash for the portion of excluded securities and the Fund’s holdings of cash and receivables.

Comment (14)    In the Statement of Additional Information, please revise the heading of the “Other Directorships Held by Trustee” column in the “Trustees and Officers” table to specifically state that the information is being provided for the last five years.

Response:    The Registrant will revise the disclosure as requested.

U.S. Securities and Exchange Commission

August 13, 2019

Comment (15)    File all outstanding exhibits applicable to the Fund as required by Part C, Item 28 of Form N-1A with the Fund’s registration statement.

Response:    The Registrant will file all outstanding exhibits in a subsequent Post-Effective Amendment to the registration statement.

Please contact Maureen A. Miller at (312) 609-7699 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Very truly yours,

/s/ Mark A. Quade

Mark A. Quade

cc: Robert Toner, William Blair Funds

      Maureen A. Miller, Vedder Price P.C.